Exhibit 12.1

Penn Virginia Corporation and Subsidiaries

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

	Years Ended December 31,					Three Months Ended March 31, 2008
	2003	2004	2005	2006	2007
Earnings
Pre-tax income *	$55,987	$72,779	$130,918	$167,080	$106,818	$25,608
Fixed charges	8,379	11,067	20,755	31,313	47,689	11,077

Total earnings	$64,366	$83,846	$151,673	$198,393	$154,507	$36,685

Fixed Charges
Interest expense **	$7,352	$9,679	$18,815	$27,984	$42,371	$9,451
Rental interest factor	1,027	1,388	1,940	3,329	5,318	1,626

Total fixed charges	$8,379	$11,067	$20,755	$31,313	$47,689	$11,077

Ratio of earnings to fixed charges	7.7x	7.6x	7.3x	6.3x	3.2x	3.3x

*	Excludes equity earnings from investees and includes capitalized interest.
**	Includes capitalized interest.